EXHIBIT 99.1

Acasti Pharma Becomes Royalty Free

Acasti Pharma Announces Prepayment of All Future Royalties to Neptune Technologies & Bioressources Inc. Through the Issuance of Class "A" Shares

LAVAL, Quebec, Dec. 4, 2012 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti") (TSX.V:APO) announces it has entered into a prepayment agreement (the "Prepayment Agreement") with Neptune Technologies & Bioressources Inc. ("Neptune"), Acasti's controlling shareholder, pursuant to which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune (the "License Agreement") to pay in advance all of the future royalties payable under the License Agreement (the "Prepayment").

The value of the Prepayment, confirmed by an independent valuation expert using the pre-established Prepayment formula set forth in the License Agreement, amounts to approximately $15.5 million, which will be paid through the issuance of 6,750,000 Class "A" shares in the share capital of Acasti (the "Shares"), issuable at a price of $2.30 per Share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The Prepayment and the issuance of the Shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune's intellectual property under license.

Acasti's Board of Directors and Management have carefully considered the exercise of its prepayment right over the past several months and have reached the conclusion that it is in Acasti's best interest to exercise its prepayment right at this time, with the primary objective to remove the payment of future royalties as a variable consideration for the valuation of its business going forward. Acasti would also have the option under the License Agreement to proceed with an immediate prepayment in cash, but deems that its preferred scenario, considering its development stage, is for the prepayment to be settled through the issuance of Class A Shares, following the exercise of the warrant, to Neptune, upon the approval of disinterested shareholders.

Acasti's management and board of directors have elected to exercise the Prepayment option for the following reasons, among others:

  Impact on valuation: Acasti believes its valuation incorporates actual and future royalties payable under the License Agreement. According to management's and Board's assessment, the Prepayment is desirable to address this valuation cost.
  Business development: Being a royalty free corporation, Acasti expects to have a better profile to negotiate with potential business partners, even if no specific business development transaction is contemplated at the moment.
  Cash Flow: The Prepayment will allow Acasti to preserve cash as it will no longer have to pay the minimum royalties payable under the License Agreement, which amounted to $700,000 on a yearly basis, since August 7, 2012.

"The burden of the royalties' payment had become too substantial for a lean operation like Acasti. The timing for the prepayment was optimal, since minimum royalties' requirements became fully loaded since August, 2012," stated Xavier Harland, CFO.

"Ultimately, being a royalty free corporation brings more flexibility and value in deals negotiation with potential business partners," stated Harlan Waksal, Executive Vice-President, Business and Scientific Affairs. "Ultimately, it may make Acasti more attractive for a future potential partnership," he added.

About the Prepayment Agreement

Under the terms of the Prepayment Agreement, Acasti will issue to Neptune a warrant entitling Neptune to acquire 6,750,000 Shares at a price of $2.30 per Share (the "Warrant").

The aggregate fair market value of the Shares issuable upon the exercise of the Warrant is approximately $15.5 million and represents the payment in advance of all of the royalties which are payable under the License Agreement. The fair market value of each Share to be issued pursuant to the Prepayment Agreement upon the exercise of the Warrant and the number of Shares to be issued have been calculated in accordance with the pre-established formula set forth in the License Agreement.

Effective immediately upon the exercise in full of the Warrant in accordance with the Prepayment Agreement, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license.

The issuance of the Shares upon the exercise of the Warrant is subject to the receipt of applicable regulatory approvals, including the approval of the TSX Venture Exchange pursuant to Policy 5.3, and is subject to the approval of the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the next annual meeting of shareholders of Acasti.

In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the Prepayment Agreement and the Warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the Prepayment Agreement had not been entered into.

About the License Agreement

The License Agreement provides Acasti with the right to use certain intellectual property rights of Neptune in order to develop novel active pharmaceutical ingredients, or APIs, into commercial products for specific medical food and prescription drug markets (the "Licensed Intellectual Property"). Pursuant to the License Agreement, Acasti has been granted a license to use Neptune's intellectual property rights solely for the development, distribution and sale of products for use in the human cardiovascular field. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings.

Acasti is currently obligated under the License Agreement to pay to Neptune, until the expiration of Neptune's patents on the Licensed Intellectual Property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti's gross margin; and (b) 20% of revenues from sub licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on Licensed Intellectual Property, the License Agreement will automatically renew for an additional period of 15 years, during which period royalties would equal half of those calculated according to the above formula. In addition, the license provides for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti's abandonment of its rights to develop products for the OTC market pursuant to the License Agreement); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the license, August 7, 2008.

Under the License Agreement, Acasti has the option to pay future royalties in advance, in cash or through the issuance of Shares, in whole or in part, based on the economic model contained in the license agreement.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com